                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                or 12 (g) of the Securities Exchange Act of 1934


                              CONTESSA CORPORATION
          -----------------------------------------------------------
                (Name of Small Business Issuer in Its Charter)


               Delaware                                   65-0656268
     ---------------------------------              ----------------------
      (State of Other Jurisdiction of                  (I.R.S. Employer
       Incorporation or Organization)                 Identification No.)


   18349 NE 4/th/ Ct., North Miami Beach, FL                33179
  ------------------------------------------        ----------------------
   (Address of Principal Executive Offices)               (Zip Code)



                                 (305) 653-3201
            --------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                  Name of Each Exchange on Which
      to be so Registered                  Each Class is to be Registered
      -------------------                 ---------------------------------

           None                                         None
      -------------------                 ---------------------------------


       Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.0001 per share
                   ------------------------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Business.

     (a)  Business Development.

     Contessa Corporation (hereinafter referred to as the "Company" and/or the "Issuer"), a Delaware corporation, was formed on March 7, 1996 under the name United Health Management, Inc. to operate as a managed health care provider. On or about September 16, 1997, the board of directors of the Company changed the business of the Company to that of a holding company, and subsequently changed its name to Contessa Corporation. On September 26, 1997, the Company entered into an acquisition agreement, whereby the Company acquired all of the issued and outstanding shares of Gastronnomia Bocca Di Rossa, Inc. ("GBDR"), a Florida corporation, in exchange for 562,500 shares of the common stock, $.0001 par value of the Company (the "Acquisition"). As a result of the Acquisition, GBDR, which was formed on June 12, 1997, became the wholly-owned subsidiary of the Company. Prior to the Acquisition, GBDR was a wholly owned subsidiary of Giuditta Investments, Inc., a corporation organized under the laws of Florida.

     (b)  Business of the Issuer.

     Products

     The Company is a holding company, the principal assets of which consist of the capital stock of Gastronnomia Bocca Di Rosa, Inc. ("GBDR"). The Company conducts no business on its own independent of GBDR.

     The business that GBDR will engage in is the operation of an Italian delicatessen/cafe, which will be called "Bocca Di Rosa Gastronnomia ("Gastronnomia"). The concept of Gastronnomia is an informal restaurant, delicatessen/bakery, take-out, catering and delivery. Gastronnomia will have eat-in service, both indoor and outdoor, served in a rustic setting, with an open, elevated kitchen. The hours of operation will be principally during the day, with an early dinner service until 8:00 pm. The menu will feature pastas, salads, sandwiches, soups, pizza and platters. Gastronnomia will also serve brunch on the weekends. The space for Gastronnomia is currently being renovated and modified to the needed specifications. The opening of Gastronnomia is scheduled for November 30, 1998.

     GBDR has engaged the culinary teams from its affiliated restaurants in the Miami, Florida area, to manage the kitchen of Gastronnomia. This team of chefs has received numerous awards and recognition during the two years that these restaurants have been open for business.

     Sales and Marketing

     Other than local advertising, the Company believes that the proper marketing strategy for the Cafe is by word of mouth by Gastronnomia's customers and the favorable reviews its affiliated restaurants receive from local restaurant critics. The Company believes that the patrons of the affiliated restaurants will patronize Gastronnomia.


     Employees

     The Company currently has no employees. It is anticipated that by the time Gastronnomia opens for business on or about November 30, 1998, GBDR will employ approximately eight (8) full-time employees and seventeen (17) part-time employees.


     Competition

     The food service industry in Miami is intensely competitive with respect to food quality, concept, location, service, and price. However, the Company believes that Gastronnomia will be able to compete in the highly competitive Miami market due to its affiliation with the two Bocca Di Rosa ("Bocca") restaurants located in the South Beach section of Miami and the Coconut Grove section of Miami. Both of the Bocca restaurants are operated by GBDR's president, Pietro Bortolatti. The Bocca restaurants are upscale Italian restaurants which serve only dinner and require proper attire of its patrons. The Company expects that Gastronnomia will attract customers who desire the quality of food and level of service that the Bocca restaurants provide, but in a more casual setting, with daytime availability for lunch, catering and private parties. Gastronnomia will be located in the Coconut Grove section of Miami, across the street from one of the Bocca restaurants.


     Government Regulation

     The Company's business is subject to various federal, state and local government regulations. While the Company does not expect to experience an inability to obtain or maintain any necessary governmental licenses, permits or approvals, the failure to acquire or maintain food licenses could have a material effect on the Company's operating results. In addition, a facility's operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar costs over which the Company has no control. Since it is anticipated that many of the Company's personnel will be paid at rates based on the federal minimum wage, increases in the minimum wage will result in an increase in the Company's labor costs.

     Dependence on Key Customers

     There will be no key customers.


     Research and Development

     The Company will have no research and development expense.


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The Company was formed on March 7, 1996, under the laws of the State of Delaware to commercialize the efforts of its founders for the purpose of operating as managed health care provider. The business of the Company was changed to that of holding company on or about September 19, 1997.


     Results of Operations

     The following discussion relates to the operations of the Company.

     The Company has had no revenues or associated cost of revenues to date.

     The Company has incurred approximately $195,610 in General and Administrative Costs in connection with the development of its business through cash infusions to GBDR.

     Although the Company believes it can attain profitability in its first year of operations, there can be no assurance that the Company will attain significant sales, will be able to contain expenses, or will be able to sustain itself through operations.


     Liquidity and Capital Resources

     The Company had negative cash flow from its development activities of approximately $100,813. Cash inflows from financing activities totaled approximately $319,000. Additional capital may be needed to achieve commercial startup and begin operations.

     Forward-Looking Statements

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The forward-looking statements contained in this Form 10-SB are subject to certain risks and uncertainties. Actual results could differ materially from current expectations. Among the factors that could affect the Company's actual results and could cause results to differ from those contained in the forward-looking statements contained herein is the Company's ability to implement its business strategy successfully, which will be dependent on business, financial, and other factors beyond the Company's control, including, among others, prevailing changes in consumer preferences, availability of trained personnel and changes in regulations.
There can be no assurance that the Company will continue to be successful in implementing its business strategy. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.


Item 3.  Description of Property.

     The Company, through GBDR, has entered into a lease dated July 1, 1997 with Carolyn Meredith for 1,832 square feet of retail space at 2808 Bird Avenue (the "Premises A") and 916 square feet of retail space at 2806 Bird Avenue (the "Premises B"), both in Coconut Grove, Florida (collectively the "Premises").
The term of the lease is for ten (10) years, beginning July 1, 1997. The Premises includes on-site parking.

     The annual rent for Premises A for the first three years is $42,136, payable in equal monthly installments of $3,511.33 on the first day of each calendar month. Beginning on May 1, 1998, the annual rent for Premises B for the first three (3) years is $21,068, payable in equal monthly installments of $1,755.66. The rent payable for the four through the twentieth year of the lease is incremented by a cost of living increase. The terms of the lease provide for the extension of the terms of the lease for an additional ten (10) years. The lease provides for the payment by the Company of additional rent, which amount represents the Company's proportionate share of real estate taxes and insurance. The amount of additional rent owed by the Company for the first year of the lease is $10,764, payable in equal monthly installments of $897.00. The Company's share of the aggregate additional rent is 31.5% of the total yearly costs for real estate taxes and insurance. The Company has paid a security deposit of $10,533.99.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     (a)  Security Ownership of Certain Beneficial Owners.

     The following information relates to those persons known to the Issuer to be the beneficial owner of more than five percent (5%) of the Common Stock, par value $.0001 per share, the only class of voting securities of the Issuer outstanding.


                                     Name and                          Amount and
      Title of                      Address of                         Nature of              Percentage
       Class                     Beneficial Owner                 Beneficial Ownership        of Class*
--------------------         -------------------------           ----------------------     ---------------
 Common Stock, par           Anthony Markofsky                       300,000 shares             10.46%
  value $.0001 per share     18349 NE 4/th/ Court
                             N. Miami Beach, FL 33179                Direct

 Common Stock, par           Viking Investment Group II, Inc.        525,000 shares
  value $.0001 per share     630 Third Avenue
                             New York, NY 10017                      Direct                     14.65%

 Common Stock, par           Parenteau Corporation                   525,000 shares/(1)/        18.31%
  value $.0001 per share     4446 St. Laurent Blvd.
                             Suite 801                               Direct
                             Quebec, Canada W2W 125

 Common Stock, par           Giuditta Investment, Inc.               562,500 shares             19.62%
  value $.0001 per share     2833 Bird Avenue
                             Coconut Grove, FL 33133                 Direct

--------------------
  *   Based on 2,866,506 shares issued and outstanding.
/(1)/ Ian Markofsky is the President and sole shareholder of Viking Investment
      Group II, Inc.  Mr. Markofsky is the father of Anthony Markofsky.

     The Company has not contacted stock brokerage firms holding shares of the Company's Common Stock in "street name" to determine whether there are additional substantial shareholders of the Company.

     (b) Security Ownership of Management.

     The number of shares of Common Stock of the Issuer owned by the Directors and Executive Officers of the Issuer is as follows:


                                     Name and                          Amount and
      Title of                      Address of                         Nature of              Percentage
       Class                     Beneficial Owner                 Beneficial Ownership        of Class*
--------------------         -------------------------           ----------------------     ---------------
 Common Stock, par           Thomas E. Knudson                       0 shares                     0
  value $.0001 per share     President & Director
                             c/o Contessa Corporation                Direct
                             18349 NE 4/th/ Court
                             N. Miami Beach, FL 33179

                                     Name and                          Amount and
      Title of                      Address of                         Nature of              Percentage
       Class                     Beneficial Owner                 Beneficial Ownership        of Class*
--------------------         -------------------------           ----------------------     ---------------
 Common Stock, par           Anthony Markofsky                       300,000 shares              10.46%
  value $.0001 per share     Secretary & Director
                             c/o Contessa Corporation                Direct
                             18349 NE 4/th/ Court
                             N. Miami Beach, FL 33179

 Common Stock, par           David Rector                            0 shares                     0
  value $.0001 per share     Director
                             c/o Contessa Corporation                Direct
                             18349 NE 4/th/ Court
                             N. Miami Beach, FL 33179

 Common Stock, par           Adam S. Gottbetter/(1)/                 50,000 shares                1.74%
  value, $.001 per share     Assistant Secretary
                             Kaplan Gottbetter & Levenson, LLP       Indirect
                             630 Third Avenue, 5/th/ Floor
                             New York, NY 10017

 Common Stock, par           All Officers and Directors              350,000 shares              12.20%
  value $.0001 per share     (4 persons)
                                                                     Direct

-----------------
  *   Based on 2,866,506 shares issued and outstanding
/(1)/ Mr. Gottbetter is a partner in the law firm of Kaplan Gottbetter &
      Levenson, LLP, which owns 50,000 shares of common stock of the Company.


Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     (a) The Directors and Executive Officers of the Company are as follows. Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board.

     Thomas E. Knudson, 42, President and Director.

     Mr. Knudson has served as a director of the Company since inception and has served as President of the Company since July 1996. Prior to that time, Mr. Knudson was a principal of several entrepreneurial ventures including serving as Secretary of Leadville Development Corp., a commercial real estate developer (1990 until June 1996), President and owner of Cocobianco, a clothing importer and retailer (1986 to 1996) and Principal of Fast Incorporated, a BMW dealership, all located in and around Sun Valley Idaho. Mr. Knudson served as Vice President of Sales of Tamboril Cigar Company ("Tamboril") from June 1996 to August 4, 1998, and served as a Director of Tamboril from October 1996 to August 4, 1998.

     Anthony Markofsky, 30, Secretary and Director

     Mr. Markofsky has served as Secretary and a Director of the Company since inception. Since April 1997, Mr. Markofsky has served as President and Chief Executive Officer of Tamboril. Mr. Markofsky has served as a Director of
Tamboril since October 1996.   Prior to holding his current offices with
Tamboril, Mr. Markofsky served as Vice President and Sales Administration Manager of Tamboril from March 1996 to April 1997. From April 1995 to January 1996, Mr. Markofsky served as a consultant to Intercare Inc., a medical management company. From April 1991 to April 1995, he held various positions
with CareFlorida Inc., a health maintenance organization.   Mr. Markofsky's
father is Ian Markofsky, President and sole shareholder of Viking Investment Group II., Inc., an affiliate of the Company by virtue of its shareholdings in the Company.

     Adam S. Gottbetter, 30, Assistant Secretary

     Adam S. Gottbetter has served as the Assistant Secretary of the Issuer since inception. Mr. Gottbetter received his J.D. from the Benjamin N. Cardozo School of Law and his B.S. in Finance from the School of Business and Economics
at Lehigh University.   Since 1992, Mr. Gottbetter has developed, negotiated,
structured and closed equity and debt investments with both public and private companies on behalf of both issuers and investors. In 1993, Mr. Gottbetter co-founded the law firm of Kaplan & Gottbetter, predecessor to Kaplan Gottbetter & Levenson, LLP, which was formed in 1996. As an attorney, Mr. Gottbetter specializes in corporate finance and securities matters for public companies and private companies which may be candidates for the public market. Mr. Gottbetter is a member of the Finance Committee for Compost America Holding Company, Inc., a publicly-traded waste management company. He is admitted to the practice of law in the States of New York and Connecticut.

     David S. Rector, 51, Director.

     Mr. Rector has served as a Director of Contessa Corporation since June 1998. Mr. Rector has been a director of Tamboril Cigar Company ("Tamboril") since August, 1996. From August 1996 to March 1997, Mr. Rector was also Executive Vice President and General Manager of Tamboril, where he was instrumental in organizing Tamboril's operations and administration. Mr. Rector was appointed Secretary of Tamboril in June of 1997. Over the past two decades, Mr. Rector has served as a business consultant to, and held senior positions in, a variety of ventures. From July of 1995 until July 1996, Mr. Rector was principal of David Stephen Group, a business consulting firm. Mr. Rector was Chief Operating Officer of Headstrong Group, a manufacturer and distributor of recreational safety helmets, from July to November 1995. From January to June of 1995 Mr. Rector was General Manager of Bemiss-Jason, a distributor of paper products. From June 1992 to April 1994 he was President of Supercart International, a distributor of shopping carts. From April 1986 to June 1992 he was principal of Blue Moon, a distributor of garment buttons. From 1980 to 1985, Mr. Rector served as President of Sunset Designs, a designer of leisure time craft. From 1972 to 1980, Mr. Rector held various managerial sales and marketing positions with Crown Zellerbach Corporation, a multi-billion dollar manufacturer of paper and forest products.

     (b) Although not an employee of the Company, Pietro Bortolatti's participation in GBDR is significant to GBDR's and the Company's success.
Pietro Bortolatti has served as the President of GBDR since its inception. Mr. Bortolatti has over 30 years experience in the retail food industry. Mr. Bortolatti currently manages two other restaurants in Miami under the Bocca Di Rosa name, one of which is located across the street from GBDR's location. Neither the Company nor GBDR has an employment agreement with any "key man" life insurance on Mr. Bortolatti.

     (c) Anthony Markofsky, Vice President and a Director of the Issuer, is the son of Ian Markofsky, the President and the sole shareholder of Viking Investment Group II, Inc., which is a principal shareholder of the Issuer. Ian Markofsky was instrumental in the founding of the Issuer and plays a significant role in promoting the Issuer to the investment community.

Item 6.  Executive Compensation.

     To date, there has been no annual compensation for the Chief Executive Officer or any other executive officer of the Company, on an annual basis for the fiscal year ended December 21, 1997.

      The Company currently does not have any stock option or stock incentive plans.


Item 7.  Certain Relationships and Related Transactions.

     In March 1996, the Company issued an aggregate of 2,100,000 to its founders, Messrs. Rudy Roig, Anthony Markofsky, Viking Investment Group II, Inc., and Parenteau Corporation in connection with the organization and early development stage of the Company, as follows: Rudy Roig was issued 750,000 shares, Anthony Markofsky was issued 300,000 shares, Viking Investment Group II, Inc. was issued 525,000 shares and Parenteau Corporation was issued 525,000 shares. In consideration for said shares, the founders paid an aggregate of $210, consisting of $500 in organization expenses and $3,000 in office equipment. In September 1996, the Company issued to Kaplan & Gottbetter, predecessor of Kaplan Gottbetter & Levenson, LLP, 50,000 shares of the common stock in consideration for legal services valued at $10,000 or $.20 per share.

     In July 1996, Rudy Roig was removed as an officer and director of the Company for breach of his fiduciary duties to the Company. In connection therewith, pursuant to an escrow agreement dated July 9, 1996 between the Company and Mr. Roig, Mr. Roig's shareholdings in the Company were returned to the Company for cancellation in September 1996.

     On September 26, 1997, the Company entered into an acquisition agreement, whereby the Company acquired 500 shares of Gastronnomia Bocca Di Rosa ("GBDR"), a Florida corporation, being all of the issued and outstanding shares of GBDR, in exchange for 562,500 shares of the common stock, $.0001 par value of the Company (the "Acquisition"). As a result of the Acquisition, GBDR, which was formed on June 12, 1997, became the wholly-owned subsidiary of the Company. Prior to the Acquisition, GBDR was a wholly owned subsidiary of Giuditta Investments, Inc., a corporation organized under the laws of Florida.

Item 8.  Legal Proceedings.

     The Issuer is not party to any pending legal proceeding, nor is its property the subject of any pending legal proceeding that is not routine litigation that is incidental to its business.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters.

     (a) The Issuer's Common Stock is listed on the National Association of Securities Dealers, Inc. Electronic Bulletin Board under the trading symbol of "CONT". The Common Stock became listed on October 8, 1998, and to date there has been no established bid price for the Common Stock. Prior to that time, there has been no trading in the Issuer's Common Stock. Accordingly, the high and low bid prices for the Issuer's Common Stock for each quarter within the last two fiscal years and the first three (3) quarters of 1998, as reported by National Quotation Bureau, LLC, are as follows:


        Quarter            High Bid Price  Low Bid Price
-------------------------  --------------  -------------
1998 Q3 (07/01 - 09/30)         None           None

     Q2 (04/01 - 06/30)         None           None

     Q1 (01/01 - 03/31)         None           None

1997 Q4 (10/01 - 12/31)         None           None

     Q3 (07/01 - 09/30)         None           None

     Q2 (04/01 - 06/30)         None           None

     Q1 (01/01 - 03/31)         None           None

1996 Q4 (10/01 - 12/31)         None           None

     Q3 (07/01 - 09/30)         None           None

     Q2 (04/01 - 06/30)         None           None

     Q1 (03/17 - 03/31)         None           None

     These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

     (b) The approximate number of holders of record of the Issuer's Common Stock according to its transfer agent is 34. The Issuer has not contacted stock brokerage firms showing on the Issuer's stock transfer records to determine the number of actual holders holding in "street name."

     (c) The Issuer has not paid any cash dividends on its Common Stock, nor does it intend to do so in the foreseeable future. Under the General Corporation Law of the State of Delaware, the Issuer may only pay dividends out of capital and surplus, or out of certain delineated retained earnings, all as defined in the General Corporation Law. There can be no assurance that the Issuer will have such funds legally available for the payment of dividends in the event that the Issuer should decide to do so.


Item 10.  Recent Sales of Unregistered Securities.

     In March 1996, the Company issued an aggregate of 2,100,000 to its founders, Messrs. Rudy Roig, Anthony Markofsky, Viking Investment Group II, Inc., and Parenteau Corporation in connection with the organization and early development stage of the Company, as follows: Rudy Roig was issued 750,000 shares, Anthony Markofsky was issued 300,000 shares, Viking Investment Group II, Inc. was issued 525,000 shares and Parenteau Corporation was issued 525,000 shares. In consideration for said shares, the founders paid an aggregate of $210, consisting of $500 in organization expenses and $3,000 in office equipment. In September 1996, the Company issued to Kaplan & Gottbetter, predecessor of Kaplan Gottbetter & Levenson, LLP, 50,000 shares of the common stock in consideration for legal services valued at $10,000 or $.20 per share.

     In July 1996, Rudy Roig was removed as an officer and director of the Company for breach of his fiduciary duties to the Company. In connection therewith, pursuant to an escrow agreement dated July 9, 1996 between the Company and Mr. Roig, Mr. Roig's shareholdings in the Company were returned to the Company for cancellation in September 1996.

     On September 26, 1997, the Company entered into an acquisition agreement, whereby the Company acquired 500 shares of GBDR, being all of the issued and outstanding shares of GBDR, in exchange for 562,500 shares of the common stock, $.0001 par value of the Company (the "Acquisition"). The Company became the parent company of a wholly-owned subsidiary: Gastronnomia Bocca Di Rosa, Inc., a Florida corporation formed on June 12, 1997 ("GBDR"). Prior to the Acquisition, GBDR was a wholly owned subsidiary of Giuditta Investments, Inc., a corporation organized under the laws of Florida.

          In October 1996, the Company sold 850,000 shares of its common stock, at a price of $0.3529411 per share, aggregating $300,000, pursuant to Rule 504 of Regulation D promulgated under the Act.

     In July 1998, the Company, sold 54,006 shares of its common stock, at a price of $0.35 per share, aggregating $18,902, pursuant to Rule 504 of Regulation D promulgated under the Act.


Item 11.  Description of Securities.

     Common Stock

     The only security of the Issuer outstanding is its Common Stock, par value $.0001 per share. The Company is authorized to issue up to 20,000,000 shares of Common Stock, par value $.0001 per share, of which 2,866,506 shares are outstanding on the date hereof. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid, and nonassessable.

Preferred Stock

     Under the Company's Certificate of Incorporation, as amended (the "Certificate"), the Board of Directors of the Company is authorized to designate, and cause the Company to issue, up to five million (5,000,000) shares of preferred stock of any class or series, having such rights, preferences, powers and limitations as the Board of Directors shall determine.


Item 12.  Indemnification of Directors and Officers.

     The Issuer's Certificate and By-laws contain provisions eliminating the personal liability of a director to the Issuer and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or recision based upon a director's breach of his duty of care. The Securities and Exchange Commission (the "Commission") has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     In addition, the Certificate and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.


Item 13.  Financial Statements.

     Registrant's Consolidated Financial Statements as of December 31, 1997 and for the period from March 7, 1996 (inception) to June 30, 1998, and the independent auditors' report of Thomas Monahan, independent certified public accountant, with respect thereto, appear on pages F-1 to F-13 of this Form 10-SB and are incorporated by reference herein by reference thereto.


Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     None.


Item 15.  Financial Statements and Exhibits.

     (a) Registrant's Consolidated Financial Statements as of December 31, 1997 and for the period form March 7, 1996 (inception) to June 30, 1998, and the independent auditors' report of Thomas Monahan, independent certified public accountant, with respect thereto, appear on pages F-1 to F-13 of this Form 10-SB.

     (b) Exhibits

     Exhibit No.              Description
     -----------              -----------

       2 Acquisition Agreement and Plan of Reorganization dated as of dated September 26, 1997 by and between Contessa Corporation and Gastronnomia Bocca Di Rosa, Inc.

       3.1 Certificate of Incorporation, as amended of Registrant.

       3.2                    By-laws of Registrant


      10.1 Lease Agreement dated July 1, 1997 by and among Carolyn Meredith and Gastronnomia Bocca Di Rosa, Inc.

      21                      List of Subsidiaries of the Registrant

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    CONTESSA CORPORATION



Date: October 29, 1998              By:  /s/ Thomas Knudson
                                        ---------------------------------
                                        Thomas Knudson
                                        President and Treasurer

Date: October 29, 1998              By:  /s/ Anthony Markofsky
                                        ---------------------------------
                                        Anthony Markofsky
                                        Vice President and Secretary

                               THOMAS P. MONAHAN
                          CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775

To The Board of Directors and Shareholders of Contessa Corporation (a development stage company)

     I have audited the accompanying consolidated balance sheet of Contessa Corporation ( a development stage company) as of December 31, 1997 and the related consolidated statements of operations, cash flows and shareholders' equity for the years ending December 31, 1996 and 1997. These consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Contessa Corporation ( a development stage company) as of December 31, 1997 and the related consolidated statements of operations, cash flows and shareholders' equity for the years ending December 31, 1996 and 1997 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that Contessa Corporation ( a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Contessa Corporation (a development stage company) to continue as a going concern.

July 3, 1998                                  /s/ Thomas P. Monahan
                                              ---------------------------
Paterson, New Jersey                               Thomas P. Monahan, CPA


                                       F1

                              CONTESSA CORPORATION
                         (a development stage company)
                           CONSOLIDATED BALANCE SHEET

                                                                June 30,
                                                  December 31,    1998
                                                      1997      Unaudited
                                                  ------------  ---------

               Assets
Current assets
Cash and cash equivalents                             $ 28,136   $ 23,093
                                                      --------   --------
Total current assets                                    28,136     23,093

Capital assets                                         102,270    132,148
Other assets
   Pre-opening expense                                  15,605     37,962
   Officer Loan receivable                               5,500
   Security deposits                                     3,511      7,022
   Total other assets                                   24,616     44,984
Total assets                                          $155,022   $200,225
                                                      ========   ========

                      Liabilities and Stockholders' Equity

Current liabilities
   Accounts payable and accrued expenses              $ 23,886   $ 84,802
                                                      --------   --------
Total liabilities                                       23,886     84,802

Stockholders equity

Preferred stock - $0.001 par value, authorized
5,000,000 shares. The number of shares outstanding at December 31, 1997 and June 30, 1998 was -0- and -0- respectively.

Common stock - $0.0001 par value, authorized
20,000,000 shares. The number of shares
outstanding at December 31, 1997 and June 30,
1998 was 2,812,500 and 2,866,506 respectively.             281        287

   Additional paid in capital                          291,910    310,806

   Accumulated deficit during development stage       (161,055)  (195,670)

Total stockholders equity                              131,136    115,423
Total liabilities and stockholders equity             $155,022   $200,225
                                                      ========   ========

                See accompanying notes to financial statements.
                                       F2

                              CONTESSA CORPORATION
                         (a development stage company)

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                                                    For a period
                         For the period                       For the six       For the three      from inception
                        from inception,      For the year     months ended      months ended     March 7, 1996, to
                       March 7, 1994, to        ended           June 30,          June 30,            June 30,
                          December 31,       December 31,         1997              1998                1998
                              1996               1997          Unaudited         Unaudited           Unaudited
                       ------------------  ----------------  --------------  ------------------  ------------------


Income                        $      -0-     $      -0-         $      -0-       $      -0-             $      -0-

Cost of goods sold                   -0-            -0-                -0-              -0-                    -0-
                              ----------     ----------         ----------       ----------             ----------
Gross profit                         -0-            -0-                -0-              -0-                    -0-

Operations
   General and
   administration                155,362          5,693                -0-           34,615                195,670

   Depreciation and
   amortization                      -0-            -0-                -0-              -0-                     -0
                              ----------     ----------         ----------       ----------             ----------

Total expense                    155,362          5,693                -0-           34,615                195,670

Net Profit (Loss)
from operations               $ (155,362)    $   (5,693)               -0-       $  (34,615)            $ (195,670)
                              ==========     ==========         ==========       ==========             ==========

Net income
per share-basic               $     (.07)    $     (.00)        $     (.01)      $     (.01)            $     (.00)
                              ==========     ==========         ==========       ==========             ==========

Total number of
shares outstanding             2,250,000      2,812,000          2,250,000        2,866,506              2,866,596
                              ==========     ==========         ==========       ==========             ==========

Net Profit (loss)
per share-diluted             $     (.07)    $     (.00)        $     (.01)      $     (.01)            $     (.00)
                              ==========     ==========         ==========       ==========             ==========

Total number of
shares-diluted                 2,250,000      2,812,000          2,250,000        2,866,506              2,866,596
                              ==========     ==========         ==========       ==========             ==========

                See accompanying notes to financial statements.
                                       F3

                              CONTESSA CORPORATION
                         (a development stage company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                 For a period
                                For the period                   For the six    For the six     from inception
                               from inception,    For the year   months ended  months ended   March 7, 1996, to
                              March 7, 1996, to       ended        June 30,      June 30,          June 30,
                                 December 31,     December 31,       1997          1998              1998
                                     1996             1997        Unaudited     Unaudited         Unaudited
                              ------------------  -------------  ------------  -------------  ------------------




CASH FLOWS FROM
OPERATING ACTIVITIES

Net profit (loss)                     $(155,362)     $  (5,693)         $ -0-      $(34,615)          $(195,670)

   Depreciation and
amortization                                -0-            -0-            -0-            -0                 -0-

   Non-cash transactions                 10,000             56                                           10,056

   Accounts payable                       2,294         21,592                       60,916              84,802
                                      ---------      ---------                 ------------   -----------------

TOTAL CASH FLOWS
 FROM OPERATIONS                       (143,068)        15,955            -0-        26,301            (100,812)

CASH FLOWS FROM
FINANCING ACTIVITIES

   Sale of stock                        282,135                                                         301,037
                                      ---------                                               -----------------

TOTAL CASH FLOWS
FROM FINANCING
ACTIVITIES                              282,135                                                         301,037

CASH FLOWS FROM
INVESTING ACTIVITIES

   Capital assets                                     (102,270)                     (29,878)           (132,148)

   Loan receivable                     (133,779)       133,779

   Pre-offering expense                                (15,605)                     (22,357)            (37,962)

   Security deposit                                     (3,511)                      (3,511)             (7,022)

   Officer loan receivable               (5,500)                                      5,500
                                      ---------      ---------                 ------------   -----------------

TOTAL CASH FLOWS
FROM INVESTING
ACTIVITIES                             (139,279)        12,393                      (50,246)           (177,132)

NET INCREASE
(DECREASE) IN CASH                         (212)        28,348            -0-        (5,043)             23,093

CASH BALANCE
BEGINNING OF PERIOD                         -0-           (212)           -0-        28,136                 -0-
                                      ---------      ---------          -----

CASH BALANCE END OF
PERIOD                                $    (212)        28,136          $ -0-      $ 23,093           $  23,093
                                      ---------      ---------          -----  ------------   -----------------

                 See accompanying notes to financial statements
                                       F4

                              CONTESSA CORPORATION
                         (a development stage company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

                                                                     Additional            Deficit
                 Preferred    Preferred     Common      Common         paid in        accumulated during
     Date          Stock        Stock       Stock       Stock          capital        development stage     Total
---------------  ----------  -----------  ----------  ----------  ------------------  -----------------  ----------

03-10-1996(l)                             2,100,000      $210                                             $     210
04-10-1996(2)                                50,000         5             9,995                              10,000
09-06-1996(3)                              (750,000)      (75)                                                  (75)
10-31-1996(4)                               850,000        85           299,915                             300,000
12-31-1996        Net loss                                                                (155,362)        (155,362)
                 ---------                ---------      ----         ---------         ----------       ----------
12-31-1996                                2,250,000       225           291,910           (155,362)         136,773


09-17-1997(5)                               562,000        56                                                    56
12-31-1997        Net loss                                                                  (5,693)          (5,693)
                 ---------    ----------  ---------      ----         ---------         ----------       ----------
12-31-1997                                2,812,000      $281         $ 291,910          $ 161,055         $131,136

Unaudited
-------------

06-30-1998(6)                                54,006         6            18,896                              18,902
06-30-1998        Net loss                                                                 (34,615)         (34,615)
                 ---------    ----------  ---------      ----         ---------         ----------       ----------
06-30-1998                                2,866,506      $287         $ 310,806           (195,670)        $115,423
                                          =========      ====         =========         ==========       ==========

(1) Sale of shares to Company founders at $.0001 per share.
(2) Issuance of shares for legal services aggregating $10,000 or $0.20 per share.
(3) Cancellation of shares by Company returned by Rudy Riog
(4) Sale of shares for $0.3529411 per share pursuant to Regulation D.
(5) Issuance of shares for the acquisition of Gastronnomia Bocca Di Rosa, Inc. at $.0001 per share.
(6) Sale of shares pursuant to Rule 504 at $0.35 per share.



                See accompanying notes to financial statements.
                                       F5

                              CONTESSA CORPORATION
                         (a development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31,1997

     Note 1.  Organization of Company and Issuance of Common Stock
              ----------------------------------------------------

     a.  Creation of the Company

     Contessa Corporation (the "Company") was first formed under the laws of Delaware on March 7, 1996 under the name United Health Management, Inc., with an initial capitalization of 20,000,000 shares of common stock, $. 0001 par value each and 1,000,000 shares of blank check preferred stock,$ .001 par value each. On March 26, 1996, the Company amended certificate of incorporation to change its name to United Health Partners, Inc. On September 17,1997, the Company amended its certificate to change its name to Contessa Corporation and increase the authorized number of shares of preferred shares to 5,000,000, $.001 par value each.

     b.  Description of the Company

     Contessa Corporation was formed under the name United Health Management, Inc., to operate as a managed health care provider, On September 16, 1997, the board of directors of the Company changed the business of the Company to Contessa Corporation. On September 26, 1997, the Company entered into an acquisition agreement, whereby the Company acquired all of the issued and outstanding shares of Gastronnomia Bocca Di Rosa, Inc., a Florida corporation formed on June 12, 1997 ("GBDR") in exchange for 562,500 shares of the common stock. The Company became the parent company of GBDR, a wholly-owned subsidiary, Prior to the Acquisition, GBDR was a wholly owned subsidiary of Giuditta Investments, Inc., a corporation organized under the laws of Florida.

     The Company and GBDR have not begun significant operations, but GBDR has obtained the space for the Italian delicatessen/cafe (the "Cafe") that it plans to open and operate. Currently, the space is being renovated and modified to the specifications needed for the Cafe. It is expected that GBDR will begin full operations in July 1998, when the Cafe is opened for business.

     c.  Issuance of Capital Stock

     In March, 1996, the Company sold 2,100,000 shares of common stock for an aggregate consideration of $210 and issued shares as follows: 750,000 shares to Rudy Roig, 300,000 shares to Anthony Markofky, 525,000 shares to Viking Investment Group II, Inc. and 525,000 shares to Fancois Parenteau Corp.

     On September 16, 1996, pursuant to an escrow agreement between the Company and Rudy Riog, Mr. Riog returned his shares to the Company for cancellation.

     In April, 1996, the Company issued 50,000 shares of common stock in consideration for legal services valued at $10,000 or $0.20 per share pursuant to Rule 701 of the Securities Act of 1933, as amended.


                                       F6

                              CONTESSA CORPORATION
                         (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1997

     In October, 1996, the Company sold 850,000 shares of common stock for an aggregate consideration of $300,000 or $0.3529411 per share pursuant to Rule 504 of Regulation D, under the Securities Act of 1933, as amended.

     On September 30, 1997, the Company issued 562,000 shares of common stock for the acquisition of GBDR.

     Pursuant to a private placement under Rule 504 of the Securities Act of 1933, as amended, (Rule 504), the Company offered in June, 1998, 100,000 shares of common stock at $0.35 per share. As of June 30, 1998, the Company had sold 54,006 shares common stock for an aggregate consideration of $18,902.

     Note 2 - Summary of Significant Accounting Policies
              ------------------------------------------

     a.  Basis of Financial Statement Presentation

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $195,670 for the period from inception March 7, 1996 to June 30, 1998. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company is anticipating that with the completion of its private placement and with the increase in working capital, the Company will complete the restaurant and experience an increase in sales. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its source of inventory of parts supply, initiating marketing penetration and signing distributors to parts supply contracts. The Company plans to engage in such ongoing financing efforts on a continuing basis.

     The financial statements presented consist of the consolidated balance sheet of the Company as at December 31, 1997 and June 30, 1998 and the related consolidated statements of operations, stockholders equity and cash flows for the year ended December 31, 1996 and 1997 and the related unaudited consolidated statements of operations, stockholders equity and cash flows for the six months ended June 30, 1997 and 1998 and for the period from inception, March 7, 1996, to June 30, 1998.

     b.  Cash and cash equivalents

     The Company treats temporary investments with a maturity of less than three months as cash.



                                       F7

                              CONTESSA CORPORATION
                         (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1997

     c.  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against income and betterment's are capitalized.

     d.  Earnings per share

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE ("Statement No.
128").   Statement No. 128 applies to entities with publicly held common stock or potential common stock and is effective for financial statements issued for periods ending after December 15, 1997. Statement No. 128 replaces APB Opinion 15, Earnings per Share ("EPS"). Statement No. 128 requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing net income by the total number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could dilute the shares in computing the earnings of the Company such as common stock which may be issuable upon exercise of outstanding common stock options or the conversion of debt into common stock.

     Pursuant to the requirements of the Securities and Exchange Commission, the calculation of the shares used in computing basic and diluted EPS include the shares of common stock issued for the acquisition of GBDR.

     Shares used in calculating basic and diluted net income per share were as follows:



                                                              Six months  Six Months
                                   Year ended    Year ended     ended       ended
                                  December 31,  December 31,   June 30,   June 30,
                                      1996          1997         1997       1998
                                  -------------------------------------------------



Total number common
shares outstanding                   2,250,000     2,250,000   2,250,000  2,250,000

Issuance of common
shares the acquisition of GBDR                       562,000                562,000

Sale of shares pursuant Rule
504                                                                          54,006
                                     ---------  ------------  ----------  ---------

Shares used in calculating
per share amounts - Diluted          2,250,000     2,812,000   2,250,000  2,866,506
                                     =========  ============  ==========  =========

                                       F8

                              CONTESSA CORPORATION
                         (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31,1997

     e.  Revenue recognition

     Revenue is recognized when products are shipped or services are rendered.

     f.  Selling and Marketing Costs

     Selling and Marketing - Certain selling and marketing costs are expensed in the period in which the cost pertains. Other selling and marketing costs are expensed as incurred.

     g.  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     h.  Unaudited financial information

     In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of June 30, 1998. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

     i.  Significant Concentration of Credit Risk

     At December 31, 1997 and June 30, 1998, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

     j.  Asset Impairment

     The Company adopted the provisions of SFAS No. 121, Accounting for the impairment of long lived assets and for long-lived assets to be disposed of effective January 1, 1996. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. There was no effect of such adoption on the Company's financial position or results of operations.

                                       F9

                              CONTESSA CORPORATION
                         (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31,1997

     Note 3 - Marketable Securities, Available for Sale
              -----------------------------------------

     The Company adopted Financial Accounting Standards Board ("FASB") Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires that investments in equity securities that have readily determinable fair values and investments in debt securities be classified in three categories: held-to-maturity, trading and available-for-sale. Based on the nature of the assets held by the Company and management's investment strategy, the Company's investments have been classified as available-for-sale. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

     Securities classified as available-for-sale are carried at estimated fair value, as determined by quoted market prices, with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. At December 31, 1997 and June 30, 1998, the Company had no investments that were classified as trading or held-to-maturity as defined by the Statement.

     The following is a summary of cash, cash equivalents and available-for-sale securities by balance sheet classification at December 31, 1997:


                                                          Estimated
                                      Gross       Gross     Fair
                                   Unrealized  Unrealized  Market
                          Cost       Gains       Losses     Value
                       ----------  ----------  ---------  --------

Cash                      $28,136        $-0-       $-0-   $28,136
                       ----------  ----------  ---------  --------

Total cash and cash
   equivalents            $28,136        $-0-       $-0-   $28,136
                       ==========  ==========  =========  ========

     The following is a summary of cash, cash equivalents and available-for-sale securities by balance sheet classification at June 30, 1998:


Cash Total cash and cash equivalents

                                                          Estimated
                                      Gross       Gross      Fair
                                   Unrealized  Unrealized   Market
                          Cost       Gains       Losses     Value
                       ----------  ----------  ---------  --------

Cash                      $23,093        $-0-       $-0-   $23,093
                       ----------  ----------  ---------  --------

Total cash and cash
   equivalents            $23,093        $-0-       $-0-   $23,093
                       ==========  ==========  =========  ========

                                      F10

                              CONTESSA CORPORATION
                         (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1997

     Note 5 - Capital Assets
              --------------

     Capital Assets consisted of the following at December 31, 1997:


                                   Asset      Accumulated     Total
                                    Cost      Depreciation

     Store equipment             $102,270                    $102,270
                                 --------                    --------

     Capital Assets consisted of the following at June 30, 1998:

                                   Asset      Accumulated     Total
                                    Cost      Depreciation

     Store equipment             $132,148                    $132,148
                                 --------                    --------

     Note 6 - Preferred Stock
              ---------------

     The Board of Directors of the Company has the authority to establish and designate any shares of stock in series or classes and to fix any variations in the designations, relative rights, preferences and limitations between series as it deems appropriate, by a majority vote.

     The preferred stock may be issued in series, each of which may vary, as determined by the board of directors, as to the designation and number of shares in such series, voting power of the holders thereof, dividend rate, redemption terms and prices, voluntary and involuntary liquidation preferences, and conversion rights and sinking fund requirements, if any, of such series.

     The number of shares of preferred stock outstanding at December 31, 1997 and June 30, 1998 is -0-and -0- respectively.

     Note 7 - Related Party transaction
              -------------------------

     a.  Issuance of Shares of Capital Stock

     In March, 1996, the Company sold 2,100,000 shares of common stock for an aggregate consideration of $210 and issued shares as follows 750,000 shares to Rudy Roig, 300,000 shares to Anthony Markofsky, 525,000 shares to Viking Investment Group II, Inc. and 525,000 shares to Fancois Parenteau Corp.

     On September 16, 1996, Rudy Riog returned his shares to the Company for cancellation.

     b.  Loan Payable - Officer

     As of December 31, 1996, the Viking Investment Group II, Inc. paid bills on behalf of the Company aggregating $2,294.

                                      F11

                              CONTESSA CORPORATION
                         (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1997

     c.  Officer Compensation

     For the period from inception March 7, 1996 to December 31, 1997 and for the six months ended June 30, 1998, the Company has not paid any officer in excess of $100,000.

     Note 8 - Income Taxes
              ------------

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of June 30, 1998, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance,

     At June 30, 1998, the Company has net operating loss carry forwards for income tax purposes of $195,670. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

     The components of the net deferred tax asset as of June 30, 1998 are as follows:

     Deferred tax asset:

          Net operating loss carry forward         $  66,528
          Valuation allowance                      $ (66,528)
          Net deferred tax asset                   $     -0-
                                                   =========

     The Company recognized no income tax benefit for the loss generated in the period from inception March 7, 1996 to June 30, 1998.

     SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

     Note 9 - Business and Credit Concentrations
              ----------------------------------

     The amount reported in the financial statements for cash, trade accounts receivable and investments approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.


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

                              CONTESSA CORPORATION
                         (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1997



     Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

     Note 10 - Commitments and Contingencies
               -----------------------------

     a.  Lease agreement for Restaurant Space

     On July 1, 1997, GBDR leased 1,812 square feet of space to be used for the restaurant. The lease is for 10 years with the option to extend the lease for additional 10 years upon written notice 18 months prior to the termination date of the lease. Rent for the first 3 years is $3,511 per month or $42,136 per year plus GBDR's allocated share of real estate taxes and insurance. For the year ending December 31, 1997 and for the three months ended March 31, 1998, this amounts to an additional $598 per month added to the monthly rent. The rent payable for years 4 through 20 is incremented by a cost of living increase. GBDR has paid a security deposit of $7,022.

     Note 11 - Developmental Stage Company
               ---------------------------

     The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete the construction of the restaurant and its marketing program, acquire additional equipment, management talent, inventory and working capital to engage in profitable business activity. Since its organization, the Company's activities have been limited to the acquisition of the restaurant location, construction, hiring personnel, and the preparation of documentation and the sale of a private placement offering.



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